CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 001
June 3, 2011
Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Liberator Medical Holdings, Inc. (the “Company”) Form 10-K for the Period Ending September 30, 2010 Filed February 18, 2011 File No. 000-05663
Dear Mr. Rodriguez:
     Reference is made to your letter dated April 20, 2011, and our letters to you from our attorney dated May 2, 2011, and May 20, 2011.
Notes To The Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Deferred Advertising Costs, page F-8
1. SEC Comment:
     Please demonstrate to us how the telephone calls you place to customers towards the end of their order supply are not significant advertising effort as represented in your response to our previous comment two. In your response, at a minimum, please address the following:
•	Please explain to us what information you convey and collect on the call made to renew orders. Please tell us whether you solicit the sale of products other than that initially ordered under the direct-response advertising. Please provide us with the script followed by your personnel in making these calls, including all responses to customer reaction on the call.

[************]	—	Denotes Confidential Treatment requested.

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
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•	Please tell us:
•	the number of employees or contractors engaged in making these telephone calls at September 30, 2010;

•	the annual cost of making these calls for fiscal 2010;

•	the number of calls made in fiscal 2010;

•	the average number of times a call must be placed before contact with a customer is made;

•	the average success rate in obtaining a renewal; and

•	whether you continue to pursue calling customers if they do not renew, and if so how many times you will continue to call and the number of such calls made in fiscal 2010.
•	Please explain to us how your telephone call to solicit order renewal is not itself a significant direct-response advertising that took place subsequent to the initial direct-response advertising being accounted for, as stipulated in ASC 340-20-25-13.
Company’s Response:
     We will respond to the Staff’s overall comment by reiterating each bullet point noted above along with our accompanying response.
     Please explain to us what information you convey and collect on the call made to renew orders. Please tell us whether you solicit the sale of products other than that initially ordered under the direct-response advertising. Please provide us with the script followed by your personnel in making these calls, including all responses to customer reaction on the call.
     We operate as a federally licensed direct-to-consumer provider of Medicare Part B Benefits. Pursuant to Medicare, other private insurance, and industry guidelines, we are required to verify certain information with our customers prior to dispensing medical supplies. In addition, the Food and Drug Administration (“FDA”) requires us to communicate certain information regarding product use and safety concerns. As a provider of medical supplies to customers with chronic diseases, we also have an obligation to maintain certain standard of care practices in order to service our customers. Medicare requires that a supplier “must not automatically dispense” a quantity of items on a predetermined regular basis, even if the beneficiary, or customer, has authorized this in advance. We have developed, through our Call Center Operations, a consistent line of communication with our customers to address any questions or concerns they may have regarding the proper use of their medical supplies and ensure that the medical supply needs of our customers are met, according to their specific prescribed plan of care. This line of communication ensures that we are compliant with insurance and industry regulations and meet our standard of care obligations. Our Call Center Operations is also responsible for placing calls to our customers to order their next shipment of medical supplies. The following is a typical script, including responses to customer reaction when applicable, that we ask our representatives to follow when placing a call to one of our customers towards the end of their order supply:

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
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Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 004

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     [************]
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     Please tell us:
•	the number of employees or contractors engaged in making these telephone calls at September 30, 2010;

•	the annual cost of making these calls for fiscal 2010;

•	the number of calls made in fiscal 2010;

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 005

[************]	—	Denotes Confidential Treatment requested.
•	the average number of times a call must be placed before contact with a customer is made;

•	the average success rate in obtaining a renewal; and

•	whether you continue to pursue calling customers if they do not renew, and if so how many times you will continue to call and the number of such calls made in fiscal 2010.
     [************]
     [************]

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 006

[************]	—	Denotes Confidential Treatment requested.
     Please explain to us how your telephone call to solicit order renewal is not itself a significant direct-response advertising that took place subsequent to the initial direct-response advertising being accounted for, as stipulated in ASC 340-20-25-13.
     We do not view our telephone call as an advertisement or marketing effort. We view our Call Center Operations as a service for our customers and a means of complying with insurance regulations, FDA guidelines, and our standard of care obligations. Our direct-response advertisements are targeted towards customers with chronic conditions that require a continuous supply of medical supplies, not a one-time order of medical supplies. In fact, certain advertisements promote “free reorder reminders so you never run out.” Our products are not one year subscriptions that need to be renewed each year. When a customer responds to our direct-response advertisement, each customer provides us with authorization to contact their physician(s) and bill their insurance carrier(s) with no pre-defined time limits. We receive a prescription issued exclusively to us and usually for a life-time supply at the prescribed quantities.
     ASC 340-20-25-13 states that “the renewals must not result from significant direct-response advertising that took place subsequent to the direct-response advertising being accounted for.” In our case, the renewals are the result of the chronic conditions that our customers have and the level of service that we provide on the initial order that is placed when the customer initially responds to our direct-response advertisement. There are no significant marketing efforts, as described in ASC 340-20-25-14, required to generate subsequent revenues through our reorder process. The telephone call is a tool in which we chose to be compliant with Medicare regulations and a means for our customers to place their orders, receive their medical supplies in a timely fashion, and avoid running out of product that is crucial to our customers’ well being, and in some cases their lives. As indicated above, we do remind our customers of other products we offer and ask for referrals. However, any significant revenues generated through these marketing efforts are segregated and not included as part of our accounting for our direct-response advertising efforts.
2. SEC Comment:
     In your response to our previous comment two, you indicate that you believe that you have persuasive evidence that the increase in advertising spend in 2010 will have similar effects as past direct-response advertising in part because you did not expand into new products or provide new services. Please demonstrate to us how the evidence you have is persuasive and reliable to support capitalization of direct-response advertising under ASC 340-20-25-4b and 25-9. In this regard, it appears that your success rate in recent direct-response advertising pools may not be consistent with historical norms. Although you increased your direct-response advertising spend 158% from $4.2 million in fiscal 2009 to $10.8 million in fiscal 2010 and the amortization of your deferred advertising costs increased 144% from $1.9 million in fiscal 2009 to $4.6 million in fiscal 2010, revenues increased only 58% from $25.8 million in fiscal year 2009 to $40.9 million in fiscal 2010 while advertising expenses as a percentage of revenues increased from 7.9% in fiscal 2009 to 11.3% in fiscal 2010. This trend appears to continue into fiscal 2011. Based on information in your December 31, 2010 Form 10-Q, it appears that the amortization of your deferred advertising costs increased 128% from

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 007

[************]	—	Denotes Confidential Treatment requested.
$0.8 million in the first quarter of fiscal 2011 while revenues increased only 33% from $9.2 million in the first quarter of fiscal 2010 to $12.2 million in the first quarter of fiscal 2011 and advertising expenses as a percentage of sales increased from 8.8% in the first quarter of fiscal 2010 to 15.6% in the first quarter of fiscal 2011. Please demonstrate to us that your success rate in recent direct-response advertising pools is consistent with your historical results.
Company’s Response:
     ASC 340-20-25-4b states that in order for the direct-response advertising costs to be capitalized, the direct-response advertising must result in probable future benefits. Paragraph 340-20-25-9 states that demonstrating that direct-response advertising will result in future benefits requires persuasive evidence that its effects will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits. Such evidence shall include verifiable historical patterns of results for the entity. Attributes to consider in determining whether the responses will be similar include the following:
a.	The demographics of the audience

b.	The method of advertising

c.	The product

d.	The economic conditions.
     As stated in our previous response, we have been using direct-response advertising activities since our inception with verifiable historical patterns of future benefits that resulted from our direct-response advertising activities. The demographics of our audience have not changed. We have continuously targeted customers with chronic conditions that require the use of our products on a reoccurring basis, which creates an annuity-like return from our direct-response advertising. The methods of our advertising and the products advertised have been consistent over the years. We have utilized television, Internet, and print to deliver our direct-response advertisements for our urological, mastectomy, ostomy, and diabetic products.
     As stated in your comment and disclosed in our SEC filings on Forms 10-K and 10-Q, our advertising spend and amortization of our advertising costs have increased at a faster pace than our revenues have grown, which is the result of our increased advertising spend at higher levels of cost to acquire new customers through our direct-response advertising efforts. Even though our costs to acquire new customers through our direct-response advertising efforts have increased from previous years, our direct-response advertising efforts are still generating benefits, result in probable future benefits, and are consistent with previous years, except for the initial cost to acquire new customers, as demonstrated in the table below:

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 008

	Direct-	Revenues by Quarterly Cost Buckets ($000’s)
Response
Advertising
Spend
Quarter	($000’s)	Q1	Q2	Q3	Q4	Q5	Q6	Q7	Q8	Q9	Q10	Q11	Q12	Q13	Q14	Q15	Q16
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[************]	—	Denotes Confidential Treatment requested.

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 009

[************]	—	Denotes Confidential Treatment requested.
     The direct-response advertising markets have become increasingly competitive over the last few years due to the downturn in the U.S. economy. More companies have shifted their advertising dollars from the more expensive “branded” advertisements to the less expensive “direct-response” markets, which has increased demand and, subsequently, increased costs for space in the direct-response advertising markets. In addition, we have been increasing our direct-response advertising over the last few years to continue our revenue growth. Based on our past experiences in the direct-response advertising markets, when we increase our direct-response advertising spend, our average cost per customer tends to increase as well. The future benefits that we are generating in recent periods continue to exceed our direct-response adverting costs, but not by as much as in previous periods due to the increased costs associated with our direct-response advertising efforts. We do not believe that the increased costs associated with our direct-response advertising efforts would prohibit us from capitalizing these costs under ASC 340-20-25-4 and 25-9. We have documented historical results, [************], that provide persuasive and reliable evidence that our current direct-response advertising efforts will generate probable future benefits as required by ASC 340-20-25-4 and 25-9.
3. SEC Comment:
     In your response to the last bullet of our previous comment two you indicate that your policy creates a “rolling” four-year amortization period and that once a cost pool is amortized to an insignificant amount, the remaining unamortized cost pool is amortized on a straight-line basis. Please explain to us how you determine an amount to be insignificant. In addition, please explain to us how switching to a straight-line amortization complies with the guidance in ASC 340-20-35-3 to amortize the cost pool using the ratio that current period revenues for the direct-response advertising cost pool bear to the current and estimated future period revenues for that direct-response advertising cost pool.
Company’s Response:
     We determine that an amount is insignificant when a cost pool reaches a level where the difference between amortizing the cost pool over a “rolling” four-year period and amortizing the cost pool on a “straight-line” basis is immaterial. As stated in our previous response, we realize future benefits from our direct-response advertising efforts beyond six years. If we continued amortizing a particular cost pool over a “rolling” four-year amortization period and continued to recognize benefits from that particular cost pool into the future, the cost pool would never be fully amortized based on the guidance in ASC 340-20-35-3. In the interim period that a particular cost pool has been amortized to an insignificant amount, we estimate the future benefits over a specific time period, a “non-rolling” period shorter than four years, and amortize the cost pool using the ratio that current period revenues for the direct-response advertising cost pool bear to the current and estimated future period revenues for that direct-response advertising cost pool, which is consistent with the guidance in ASC 340-20-35-3. In the next interim period, we do not change the period over which the future benefits are expected to be realized, which is similar to a “straight-line” amortization approach, and we continue to amortize the cost pool using the ratio that current period revenues for the direct-response advertising cost pool bear to the current and estimated future period revenues for that direct-response advertising cost pool.

Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
June 3, 2011

CONFIDENTIAL TREATMENT REQUESTED BY
LIBERATOR MEDICAL HOLDINGS, INC. (File No. 000-05663)
Page 0010

[************]	—	Denotes Confidential Treatment requested.
     We acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any additional questions or comments after reviewing our responses, please direct any questions concerning this letter to me or our Controller, Travis J. Brooks, at (772) 287-2414.

Very truly yours,
/s/ Robert J. Davis
Robert J. Davis, Chief Financial Officer